

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Via E-mail
Ameer Ahmad, Esq.
Greenberg Traurig, LLP
77 West Wacker, Suite 2500
Chicago, Illinois 60601

> **Re: RMG Networks Holding Corp.**
> **Schedule TO-I**
> **Filed January 27, 2014**
> **File No. 005-86187**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 27, 2014**
> **File No. 001-35534**

Dear Mr. Ahmad:

We have limited our review of your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

1.   It appears from the public disclosures in connection with this solicitation and related tender offer that the registrant has disseminated a proxy statement filed only in preliminary form and, because the letter of transmittal is functioning as the form of proxy, it also appears the registrant has delivered holders a form of proxy without providing holders with a definitive proxy statement. Therefore, it appears the registrant has solicited consents in a manner inconsistent with Exchange Act Section 14(a), Regulation 14A thereunder, and Rules 14a-4(f) and 14a-6. Please advise us what actions the registrant intends to take to address these regulatory compliance issues.

2.   We note the disclosure that the "Offer" is being made in reliance on Securities Act Section 3(a)(9), and the "Offer" is defined as one share of common stock for every eight Public Warrants tendered prior to expiration. We also note that subsequent to expiration of the offer, if the offer is successful, all Public Warrants will be amended to permit, among other things, mandatory exchange of such warrants. This change to the terms of the warrants appears to involve creation of a new security, the offer and sale of which requires registration or an exemption. Please identify the exemption intends to rely for each transaction related to the issuance of these new, amended warrants, and provide us with a brief legal analysis underlying its availability. Alternatively, please direct us to the registration statement that the registrant plans to use to register these transactions.

3.   Please advise us as to what consideration has been given to the applicability of Exchange Act Rule 13e-3 to the Offer, related consent solicitation and warrant amendment. While we note the disclosure in the company's amended Form S-1 filed January 27, 2014 regarding the limited number of warrant holders of record, it is unclear how that number was determined. See Question 152.01 of our Exchange Act Rules Compliance and Disclosure Interpretations.

4.   Please advise us as to how the registrant has complied with Note D.3 to Schedule 14A in connection with the timeliness of its dissemination of the required disclosures to warrant holders.

5.   Please revise to clearly mark the registrant's preliminary proxy statement and form of proxy as "preliminary." See Exchange Act Rule 14a-6(e)(1). Please also revise to include the information required by Item 6(d) of Schedule 14A.

6.   We note that the registrant may contact holders of Warrants over the Internet, by mail, telephone, fax, email and other electronic means. Please be advised that all written soliciting materials, including any scripts to be used, must be filed under the cover of Schedule 14A on the date of first use. Please confirm that the registrant will comply with Rules 14a-6(b) and (c) if it uses these materials in soliciting consents.

Schedule TO-I

Item 4. Terms of the Transaction

7.   Please support the disclosure that there will be "no material differences in the rights of security holders as a result of this transaction" in light of other disclosure that appears to describe such differences. We note, for example, disclosure regarding the effects of the consent solicitation and related warrant amendment. It also appears that shares of the issuer's common stock have voting rights whereas holders of warrants do not have such rights.

8.   Please expand the disclosure under (b) to describe whether any affiliate holds "Public Warrants" and whether "Public Warrants" will be purchased from them. See Item 1004(b) of Regulation M-A.

Item 10. Financial Statements

9.   Please tell us how the issuer determined the disclosure required by Item 1010(b) of Regulation M-A is "not applicable." For example, tell us how the amount of shares to be issued in connection with this tender offer would affect per share amounts on a pro forma basis.

10.   We note that the issuer has incorporated by reference the information required by Item 1010(a) of Regulation M-A. Therefore, please revise to disclose the information required by Item 1010(c) of Regulation M-A. See Question I.H.7. of our Regulation M-A Compliance and Disclosure Interpretations.

Item 12. Exhibits

11.   Please tell us how the language in Exhibit (a)(1)(B) that the "undersigned" tendering the warrants "discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such Warrants" is consistent with Section 29(a) of the Exchange Act.

12.   Please delete the language on the last page of Exhibit (a)(1)(E) requiring security holders to acknowledge that they are "aware of the conditions of the Offer." Also, in future filings, please do not refer to inapplicable safe harbors, like the reference to the PSLRA in Exhibit (a)(5)(C). See Exchange Act Section 21E(b)(2)(C).

Offer Letter

Cover page

13.   Please revise the second, bold-font paragraph to be consistent with Exchange Act Rule 13e-4(f)(8).

14.   We note that the issuer will not issue fractional shares and will round down to the next whole number of shares. Please tell us how these terms are consistent with Rule 13e-4(f)(8)(ii). Also, the exchange ratio of one share for eight warrants combined with the rounding down of fractional shares appears to effectively exclude from the offer any holder who has fewer than eight warrants. Please tell us how these terms are consistent with Rule 13e-4(f)(8)(i).

15. Please tell us how excluding the "Sponsor Warrants" from this tender offer is consistent with Rule 13e-4(f)(8)(i). We note, in this regard, the disclosure on page 73-74 of the issuer's amended Form S-1 filed January 27, 2014, which states that the "Sponsor Warrants have terms and provisions that are identical to the Public Warrants," except for the matters you note.

Conditions of the Offer, page 6

16. Refer to the last paragraph of this section. Please confirm that the issuer will apply an objective standard in determining whether an offer condition is satisfied. If the first sentence means something other than what we have sought to be confirmed, please revise accordingly. Also, please revise the second sentence to disclose that the issuer will return Warrants promptly after termination of the Offer. See Exchange Act Rule 13e-4(f)(5).

Establishment of Terms, page 8

17. Please revise to clarify how the exchange ratio selected by the Board provides "holders of the Warrants with an incentive to exchange the Warrants," including how that ratio was selected.

18. Please disclose how and why the Board determined not to include the "Sponsor Warrants" in this tender offer

Extensions; Amendments; Conditions; Termination, page 12

19. Please revise the second paragraph to be consistent with Exchange Act Rule 13e-4(c)(3). Specifically, the disclosure refers to material changes to the "Offer Letter" or "documents furnished subsequent thereto," while that rule relates to material changes in the information in the previously filed in Schedule TO. Also revise that paragraph to clarify that such changes be disclosed in a manner reasonably calculated to inform Warrant holders, not merely "disseminated to holders of Warrants."

20. We note the issuer will ensure the Offer remains open "long enough" after the issuer "materially amends" the Offer. Please be advised that we believe any material changes to the terms of the offer, including waiver of a material condition, require the offer to remain open for at least five business days and that such changes be disclosed in a manner reasonably calculated to inform holders. Please confirm your understanding and clarify your disclosure as appropriate.

Material U.S. Federal Income Tax Consequences, page 13

21. Please disclose all material U.S. federal income tax consequences of the transaction, not just "certain" ones.

Additional Information, page 15

22.   The reference to the Form 10-K for the fiscal year ended December 31, "2013" appears to be incorrect. Please revise or advise us why the reference is accurate. Also, to the extent that you refer to the Private Securities Litigation Reform Act of 1995 in the documents you incorporate by reference, such as your Form 10-Q for the period ended September 30, 2013, please revise to remove any implication that such safe harbor applies to statements in this tender offer. See Exchange Act Section 21E(b)(2)(C).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since RMG Networks Holding Corp. and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Geoff Kruczek, Attorney-Advisor, at (202) 551-3641, or, in his absence, me, with any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers & Acquisitions

cc (by E-mail):   Jason T. Simon, Esq.